Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated February 27, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance of tendered Shares would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Jefferies & Company, Inc. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

O’Charley’s Inc.

at

$9.85 Net Per Share

by

Fred Merger Sub Inc.

an indirect wholly-owned subsidiary

of

Fidelity National Financial, Inc.

Fred Merger Sub Inc., a Tennessee corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Fidelity National Financial, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, without par value (the “Shares”), of O’Charley’s Inc., a Tennessee corporation (“O’Charley’s” or the “Company”), at a purchase price of $9.85 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2012, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Shareholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 2, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 5, 2012 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and O’Charley’s. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into O’Charley’s (the “Merger”) with O’Charley’s continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by O’Charley’s, Parent, the Purchaser or any wholly-owned subsidiary of O’Charley’s or Parent, including the Purchaser, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive $9.85 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Regulatory Condition”) and (iii) the absence of a legal restraint preventing, or a law, regulation or order prohibiting, the consummation of the transactions contemplated by the Merger Agreement (the “Legal Restraint Condition”). The Minimum Condition requires the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (when added to the Shares already owned by Parent and its subsidiaries, including the Purchaser) to represent the number of Shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the charter and by-laws of O’Charley’s and the Tennessee Business Corporation Act on the date the tendered Shares are accepted for payment, determined on a fully-diluted basis (as defined in the Merger Agreement). The Offer also is subject to other conditions set forth in Section 15 of the Offer to Purchase.

After careful consideration, the Board of Directors of O’Charley’s, among other things, has unanimously (i) declared that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of O’Charley’s and the shareholders of O’Charley’s, (ii) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) directed the adoption of the Merger Agreement be submitted to the shareholders of O’Charley’s and (iv) recommended that the shareholders of O’Charley’s accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

The Merger Agreement provides that on the initial expiration date or any subsequent date on which the Offer is scheduled to expire, if any of the conditions to the Offer are not satisfied or waived, then, (i) the Purchaser may (without O’Charley’s consent), or (ii) the Purchaser must (ifrequested in writing by O’Charley’s no less than one business day prior to the scheduled expiration date), extend the Offer for one or more successive periods of time up to five business days per extension until those condition(s) have been satisfied or waived; provided that the Purchaser will not be required to extend the Offer beyond June 4, 2012 (the “Outside Date”); provided, further, that if the only condition which has not been satisfied as of the scheduled expiration date of the Offer is the Minimum Condition, then the Purchaser must extend the Offer for one or more successive periods of up to five business days each, with the total of those extensions not to exceed the earlier to occur of (x) ten business days and (y) the Outside Date. Under the Merger Agreement, the Purchaser also will extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger Agreement also provides that the Purchaser may, at its sole discretion, choose to provide for a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, all the conditions to the Offer are satisfied but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis, as defined in the Merger Agreement).

Parent and the Purchaser have agreed in the Merger Agreement that, without the prior written consent of O’Charley’s, they will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase, (iv) waive or amend the Minimum Condition, (v) amend or supplement any of the other conditions set forth in this Offer to Purchase or any other term of the Offer in a manner adverse to the holders of the Shares, other than Parent, the Purchaser and any of their respective affiliates, or (vi) extend or otherwise change the expiration date of the Offer except as required or permitted by the Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and that announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of those Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting those payments to the tendering shareholders. Under no circumstances will the Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of: (i) certificates representing those Shares or timely confirmation of a book-entry transfer of those Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after April 27, 2012, unless the Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing those Shares are registered, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary. The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and that determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

O’Charley’s provided the Purchaser with the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are strongly urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. These copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

(866) 785-7395 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

The Dealer Manager for the Offer is:

520 Madison Avenue

New York, NY 10022

(646) 805-5470

February 27, 2012

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